Mail Stop 4561

August 10, 2007

B.K. Gogia, President and Chief Executive Officer
InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860

> **RE:** **InferX Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-138949**
> **Date Filed: August 2, 2007**
> **Form 10-KSB/A for December 31, 2006**
> **Form 10-QSB/A for March 31, 2007**
> **File No. 0-51720**
> **Date Filed: August 3, 2007**

Dear Mr. Gogia:

We have reviewed your amended filing and have the following comments.

December 31, 2006 Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the first paragraph of your independent auditors report indicates that
         Michael Pollack audited the December 31, 2006 balance sheet as well as the
         related consolidated statements of operations, changes in stockholders' equity
         (deficit) and cash flows for the <u>years</u> then ended, which appears to be only one

year. Revise your independent auditors report to include the number of years
audited for the statements of operations, changes in stockholders' equity (deficit)
and cash flows. Also, we note that your financial statements include the
December 31, 2005 balance sheet and yet there is no reference to this statement in
the audit opinion. Please revise to include reference to the audit of the December
31, 2005 balance sheet or alternatively remove this statement. We refer you to the
financial statement requirements of Item 310(a) of Regulation S-B.

Note 5 – Notes Payable, page F-21

2.   We note your disclosures on page F-21 and your reference to EITF 00-19 where
you state the Company filed a registration statement with the SEC on Form SB-2
and is in the process of answering comments on this submission. Please note that
the financial statements are the responsibility of the Company's management and
yet your disclosures imply that you are awaiting the outcome of the Staff's
comment process with regards to your accounting for these instruments.   Please
tell us whether your independent accountants determined the financial statements,
for which they opined, were in accordance with generally accepted accounting
principles and if so, please remove reference to the SEC comments in your filings.

Note 13 – Restatement of Financial Statements, page F-26

3.   As previously requested in our prior comment 5, revise your disclosures in Note
13 to include a discussion of the restatement with regards to the unbilled
receivables and unearned revenue and include the impact of this correction on
each line item (total assets, total liabilities) affected by the revision.

March 31, 2007 Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

4.   We note the reference to the adoption of FSP EITF 00-19-2 in your independent
auditors review report where he indicates that upon adoption of FSP EITF 00-19-
2 the derivative liability balance was decreased by $1,031,703 with an offset to
additional paid-in-capital. Paragraph 19 of FSP EITF 00-19-2 states "if upon
adoption of this FSP the entity determines that the financial instrument subject to
the registration payment arrangement must be reclassified to equity under other
applicable GAAP without regard to the contingent obligation to transfer
consideration pursuant to the registration payment arrangement, the amount that
would have been recognized for that instrument at the date it would have
originally met the criteria for equity classification under other applicable GAAP
(which may have been its original issuance date) shall be reclassified to equity.
The difference between the carrying amount of the instrument recorded as an

asset or liability immediately prior to adoption of this FSP and the amount reclassified to equity upon adoption shall be recognized as a component of the cumulative-effect adjustment." Please revise your auditors review report to state, if true, that upon adoption of the FSP, the Company reclassified the original issuance value ($547,086) and the difference representing the increase in the fair value of the warrants through the date of adoption ($484,617) was recorded as a cumulative-effect adjustment in retained earnings. Similar revisions should be made to your disclosures in Note 2 to your interim financial statements.

General

5.   Considering the restatements and amendments to your previously filed financial statements, tell us what consideration you have given to filing an Item 4.02 Form 8-K. Please note that the Item 4.02 Form 8-K should have been filed within four business days of (a) when the Board of Directors concluded that previously issued quarterly or annual financial statement should no longer be relied upon because of an error in the financial statements or (b) when the Company was notified by its independent accountant that any audit report or completed interim review related to previously issued financial statements should not be relied upon. Tell us how you plan to comply with these reporting requirements.

6.   To the extent that you revise your financial statements and/or related disclosures in response to our comments, ensure that equivalent revisions are made, as appropriate, to the Company's previously filed periodic reports and to your Form SB-2/A. For instance, we note that the independent auditors review report included in the March 31, 2007 Form 10-Q/A is not the same as the review report included in the Form SB-2/A. Also, the disclosures in Note 9 to the March 31, 2007 financial statements included in your Form SB-2/A indicate that no penalties have been accrued to date with regards to your registration rights agreements. Your March 31, 2007 Form 10-Q disclosures, however, indicate that penalties were accrued. Please revise accordingly and ensure your documents and the related disclosures are similar.

7.   Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Ernest M. Stern, Esq.
        by facsimile at 202- 828-5393